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                             April 18, 2023

       Yang Yu
       Chairman of the Board of Directors
       Wah Fu Education Group Ltd
       L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street
       Xicheng District, Beijing, China 100088

                                                        Re: Wah Fu Education
Group Ltd
                                                            Amendment No. 1 to
Form 20-F for the Fiscal Year Ended March 31, 2022
                                                            Response Dated
March 23, 2023
                                                            File No. 001-38619

       Dear Yang Yu:

              We have reviewed your March 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 9, 2023 letter.

       Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2022

       Certain Information, page 1

   1. We note your response to comment 2. As you do not have ownership control of the VIE, please further revise
your disclosures on pages 5, 10, 54, 96 and elsewhere as
                                                        appropriate so as not
to refer to    our VIE    or "our PRC consolidated" VIE, but to    the
                                                        VIE    or    a VIE.
Similarly, qualify your statements on page 54 that you "derive 100% of the economic interest"
in the VIE with disclosure of the conditions you have satisfied for consolidation of the
VIE under U.S. GAAP and the fact that you are the primary
                                                        beneficiary of the VIE
for accounting purposes.
 Yang Yu
FirstName   LastNameYang  Yu
Wah Fu Education   Group Ltd
Comapany
April       NameWah Fu Education Group Ltd
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName
Item 3. Key Information, page 2

2. We note your response to comment 12, including your conclusions on pages 2, 11, 12, 17,
         35 and 67 that neither you, your subsidiaries nor the VIE are required to obtain any permissions or approvals from the PRC government. Please further revise your disclosures to state whether you relied on an opinion of counsel in coming to these conclusions and, if so, name counsel. If you did not rely on an opinion of counsel with respect to your conclusions that you, your subsidiaries and the VIE are not required to obtain any permissions or approvals to operate your business or offer securities, state that that is the case and explain why such an opinion was not obtained; further, discuss how you came to such conclusions, why that is the case, and the basis on which you made such determinations.
3. We note the following statement on pages 10 and 96: "To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC;" given that you have bank accounts in Hong Kong, please revise to include Hong Kong in such statement (i.e., "To the extent cash in our business is in the
         PRC/Hong Kong or a PRC/Hong Kong entity, such cash may not be available to fund operations or for other use outside of the PRC/Hong due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC/Hong Kong subsidiaries to transfer cash outside of the PRC/Hong Kong").
Item 18. Financial Statements
Note 2- Summary of Significant Accounting Policies
Accounts receivable, net, page F-10

4. We note your response to comment 19, and the related revised disclosure. You appear to be disclosing the aging of receivables in the various categories net of the allowance for doubtful accounts. Please revise your disclosure to clarify that amounts presented are net of the allowance and consider disclosing the gross receivables and the related allowance for each of the aging categories presented.

Revenue recognition, page F-12

5.       We note your response to comment 20. Please disclose why the timing of revenue
         recognition related to B2B2C contracts changed so significantly from up to 6 months to up to 5 years. In this regard, please clarify your disclosure on pages 87, 91-93 and F-12 regarding the service period of typical B2B2C contracts and how that relates to your revised disclosure on page F-13.
 Yang Yu
FirstName   LastNameYang  Yu
Wah Fu Education   Group Ltd
Comapany
April       NameWah Fu Education Group Ltd
       18, 2023
April 318, 2023 Page 3
Page
FirstName LastName
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Richard J. Anslow, Esq.